# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silo Pharma, Inc., CIK 0001514183
CUSIP: 82711P300
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 677 N. Washington Boulevard, Sarasota, Florida (FL), 34236
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 176,165; sole dispositive power 0; shared dispositive power 176,165; aggregate amount beneficially owned 176,165 (9.99% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 176,165; sole dispositive power 0; shared dispositive power 176,165; aggregate amount beneficially owned 176,165 (9.99% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 176,165; sole dispositive power 0; shared dispositive power 176,165; aggregate amount beneficially owned 176,165 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Silo Pharma, Inc.
Address of issuer's principal executive offices: 677 N. Washington Boulevard, Sarasota, FL 34236

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 1011 Lake Street, Suite 311, Oak Park, Illinois 60301.
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on September 30, 2026, each of the Reporting Persons may have been deemed to have beneficial ownership of 176,165 shares of Common Stock, which consisted of (i) 994 shares of Common Stock held by Intracoastal, (ii) 55,556 shares of Common Stock issuable upon exercise of a warrant held by Intracoastal ("Intracoastal Warrant 1"), (iii) 55,556 shares of Common Stock issuable upon exercise of a second warrant held by Intracoastal ("Intracoastal Warrant 2"), (iv) 63,492 shares of Common Stock issuable upon exercise of a third warrant held by Intracoastal ("Intracoastal Warrant 3") and (v) 567 shares of Common Stock issuable upon exercise of a fourth warrant held by Intracoastal ("Intracoastal Warrant 4"), and all such shares of Common Stock represent beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 1,588,250 shares of Common Stock outstanding as of August 13, 2026, as reported by the Issuer, plus (2) 55,556 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1, (3) 55,556 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2, (4) 63,492 shares of Common Stock issuable upon exercise of Intracoastal Warrant 3 and (5) 567 shares of Common Stock issuable upon exercise of Intracoastal Warrant 4. The foregoing excludes (I) 206,088 shares of Common Stock issuable upon exercise of Intracoastal Warrant 4 because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock, (II) 206,655 shares of Common Stock issuable upon exercise of a fifth warrant held by Intracoastal ("Intracoastal Warrant 5") because Intracoastal Warrant 5 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 5 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock, (III) 22,936 shares of Common Stock issuable upon exercise of a sixth warrant held by Intracoastal ("Intracoastal Warrant 6") because Intracoastal Warrant 6 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 6 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock and (IV) 25,455 shares of Common Stock issuable upon exercise of a seventh warrant held by Intracoastal ("Intracoastal Warrant 7") because Intracoastal Warrant 7 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 7 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 637,299 shares of Common Stock.
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 176,165
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 176,165

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (11/10/2026)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (11/10/2026)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (11/10/2026)